Filed Pursuant to Rule 433

Registration No. 333-193070

Term Sheet dated November 2, 2015

3.250% Senior Notes due 2018

Issuer:	Ally Financial Inc. (“Ally”)
Expected Ratings:	BB+/ BB+ (S&P/ Fitch)
Title of Securities:	3.250% Senior Notes due 2018 (the “Notes”)
Legal Format:	SEC Registered
Trade Date:	November 2, 2015
Settlement Date:	November 5, 2015 (T+3)
Final Maturity Date:	November 5, 2018
Aggregate Principal Amount:	$750,000,000
Gross Proceeds:	$748,935,000
Underwriting Discount:	0.650%
Net Proceeds to Ally before Estimated Expenses:	$744,060,000
Coupon:	3.250%
Issue Price:	99.858%
Benchmark Treasury:	0.875% due October 15, 2018
Benchmark Treasury Yield:	1.069%
Spread to Benchmark Treasury:	223.1 bps
Yield to Maturity:	3.300%
Interest Payment Dates:	Semi-annually, in arrears on May 5 and November 5 of each year, until maturity, commencing May 5, 2016
Optional Redemption:	None
Day Count Convention:	30/360; Unadjusted, Following Business Day convention
Business Days:	New York
CUSIP/ISIN Numbers:	CUSIP: 02005N BE9
ISIN: US02005NBE94
Joint Book-Running Managers:	Citigroup Global Markets Inc. Goldman, Sachs & Co. Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers:

Credit Agricole Securities (USA) Inc.

Lloyds Securities Inc.

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

U.S. Bancorp Investments, Inc.

Loop Capital Markets LLC

Siebert Brandford Shank & Co., L.L.C.

Telsey Advisory Group LLC

The Williams Capital Group, L.P.

Denominations:	$2,000 x $1,000

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement for the offering) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Goldman, Sachs & Co. toll-free at 1-866-471-2526, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or RBC Capital Markets, LLC toll-free at 1-877-280-1299.

This communication should be read in conjunction with the preliminary prospectus supplement and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.